UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Disclosure of Relevant Shareholding Position

Rio de Janeiro, February 24, 2017 – Petróleo Brasileiro S.A. – Petrobras, in
compliance with article 12 of CVM Instruction no. 358, dated of 1/3/2002, reports that it was notified by BlackRock, Inc. ("BlackRock") that the latter has acquired preferred shares issued by the company and as of February 22, 2017 it manages share interests greater than 5% of preferred shares issued by
Petrobras, thus qualifying as a relevant holder of shares in the company’s capital stock, as per the information below.

I. share interests held by BlackRock reached a combined 225,706,352 preferred shares and 27,580,741 American Depositary Receipts (ADRs), which represent preferred shares, to a total of 280,867,834 preferred shares, equivalent to approximately 5.01% of total preferred shares issued by the company, and 358,900 cash-settlement derivative financial instruments referenced by preferred shares, which represent approximately 0.006% of total preferred shares issued by the company;

II. the purpose of the aforementioned share interests is strictly investment, whereas there is no intention to alter shareholding control or the administrative structure of Petrobras;

III. BlackRock celebrated no contracts or agreements governing the exercise of voting rights or the purchase and sale of securities issued by Petrobras;

IV. BlackRock has registered headquarters at 55 East 52nd Street, New York City,
New York State, 10022-0002, United States of America.

_____________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended that are not based on historical facts and are not assurances of future results. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release.
Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: February 24, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer